SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                              (Amendment No. 2)


                        Berkshire Realty Company, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                 084710 10 2
                                (CUSIP Number)

                               Thomas J. Saylak
                Blackstone Real Estate Acquisitions III L.L.C.
                               345 Park Avenue
                           New York, New York 10154
                                (212) 583-5000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 13, 1999
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                        Page     3     of   25



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone Real Estate Acquisitions III L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO (see Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                0
BENEFICIAL    8   SHARED VOTING POWER
 LY OWNED
    BY                  0
   EACH
Reporting     9   SOLE DISPOSITIVE POWER
  PERSON
   with                 0
             10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                        Page     5     of    25



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone Real Estate Advisors III L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

                OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               0
BENEFICIAL    8   SHARED VOTING POWER
 LY OWNED
    BY                 0
   EACH
Reporting     9   SOLE DISPOSITIVE POWER
  PERSON
   with                0
             10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                        Page     7     of    25



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          BRE Advisors III L.L.C.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               0
BENEFICIAL    8   SHARED VOTING POWER
 LY OWNED
    BY                 0
   EACH
Reporting     9   SOLE DISPOSITIVE POWER
  PERSON
   with                0
             10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                        Page     9     of    25



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          BRE/Berkshire GP L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

               OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               0
BENEFICIAL    8   SHARED VOTING POWER
 LY OWNED
    BY                 0
   EACH
Reporting     9   SOLE DISPOSITIVE POWER
  PERSON
   with                0
             10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                        Page     11     of    25



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          BRE/Berkshire LP L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

               OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               0
BENEFICIAL    8   SHARED VOTING POWER
 LY OWNED
    BY                 0
   EACH
Reporting     9   SOLE DISPOSITIVE POWER
  PERSON
   with                0

             10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No.   084710 10 2                        Page     12     of    25


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter G. Peterson

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

             OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

              7   SOLE VOTING POWER

 NUMBER OF             0
 SHARES       8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              0
   EACH
REPORTING     9   SOLE DISPOSITIVE POWER
   EACH
REPORTING              0
  PERSON     10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                        Page     14     of    25



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen A. Schwarzman

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (B)/x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

            OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES               0
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
   EACH                0
REPORTING
 PERSON       9   SOLE DISPOSITIVE POWER REPORTING
   WITH
                       0

             10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              AMENDMENT NO. 2 TO

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     This Amendment No. 2 to Schedule 13D is being filed jointly by Blackstone Real Estate Acquisitions III L.L.C., Blackstone Real Estate Advisors III L.P., BRE Advisors III L.L.C., BRE/Berkshire GP L.L.C., BRE/Berkshire LP L.L.C., Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman. This Amendment No. 2 amends the Schedule 13D, as amended, relating to shares of common stock, par value $.01 per share, of Berkshire Realty Company, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

     Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is hereby amended by replacing the first paragraph therein with the following:

          This Schedule 13D is being filed jointly by Blackstone Real Estate Acquisitions III L.L.C., a Delaware limited liability company ("Acquisitions"), Blackstone Real Estate Advisors III L.P., a Delaware limited partnership ("BREA III L.P."), BRE Advisors III L.L.C., a Delaware limited liability company ("BRE Advisors III"), BRE/Berkshire GP L.L.C., a Delaware limited liability company ("Blackstone GP"), BRE/Berkshire LP L.L.C., a Delaware limited liability company ("Blackstone LP"), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons"). The principal office and place of business of each of the Reporting Persons is 345 Park Avenue, New York, New York 10154.

     Item 2 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

          As described in Items 3 and 4 below, on April 12, 1999, Berkshire Realty Holdings, L.P., a Delaware limited partnership ("Berkshire Holdings"), was formed in connection with the transactions that are the subject of this Schedule 13D. The general partners of Berkshire Holdings are Blackstone GP, WXI/BRH Gen-Par, L.L.C., an affiliate of Whitehall ("WHGP"), and Aptco Gen-Par, L.L.C., an affiliate of the Krupp Affiliates ("Krupp GP"). The limited partners of Berkshire Holdings are Blackstone LP, Whitehall, certain other investment limited partnerships and corporations affiliated with Goldman, Sachs & Co. and The Goldman,

     Sachs Group, L.P. (the "GS Affiliated Investors"), and Aptco Holdings, L.L.C., an affiliate of the Krupp Affiliates ("Krupp LP"). Although, as previously disclosed, Acquisitions, Whitehall and BCLP had formed Aptco for the purpose of making a merger proposal for the acquisition of the Company and related transactions, such parties determined that, rather than Aptco, Berkshire Holdings would enter into the merger agreements described in Item 4 below.

          As a result of the formation of Berkshire Holdings, the partners of Berkshire Holdings may be deemed to have joined the "group" (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) that may have been deemed to have been previously formed by the Reporting Persons, Whitehall and the Krupp Affiliates. Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons together with Whitehall, WHGP, the GS Affiliated Investors, the Krupp Affiliates, Krupp GP and Krupp
     LP constitute a "person" or "group" for any purpose or (ii) an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any of the securities owned by Whitehall, WHGP, the GS Affiliated Investors, Krupp GP, Krupp LP or any of the Krupp Affiliates. Pursuant to Rule 13(d)-1(k)(2), the Reporting Persons are filing individually.

          Blackstone GP and Blackstone LP are Delaware limited liability companies formed in connection with the transactions that are the subject of this Schedule 13D. The members of Blackstone GP and Blackstone LP consist of a number of limited partnerships, the general partner of each of which is Blackstone Real Estate Associates III L.P., a Delaware limited partnership ("Blackstone Associates"). The sole general partner of Blackstone Associates is Blackstone Real Estate Management Associates III L.P. ("Management Associates"). Mr, Peterson and Mr. Schwarzman are the Founding Members of BREA III L.L.C., a Delaware limited liability company ("BREA"), which is the sole general partner of Management Associates.

          During the past five years, none of the Reporting Persons has been
     (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 18 of  25 Pages

          To the knowledge of the Reporting Persons, WHGP is a Delaware limited liability company that is an affiliate of Whitehall formed in connection with transactions that are the subject of this Schedule 13D and whose business address is 85 Broad Street, New York, New York 10004.

          To the knowledge of the Reporting Persons, each of Krupp GP and Krupp LP is a Delaware limited liability company that is an affiliate of the Krupp Affiliates formed for the purpose of becoming a partner in Berkshire Holdings and whose business address is The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following paragraph after the second paragraph therein:

          Berkshire Holdings was formed on April 12, 1999 in connection with the transactions that are the subject of this Schedule 13D. Pursuant to the terms of the Agreement of Limited Partnership of Berkshire Holdings, dated as of April 13, 1999 (the "Partnership Agreement"), (attached hereto as Exhibit 8), the partners of Berkshire Holdings have agreed to contribute up to an aggregate of $316,349,295 in equity capital (as such amount may be reduced to take into account the number of OP Units that are converted into interests in Berkshire Holdings rather than cash and the amount of debt financing obtained with respect to the transactions described herein) to Berkshire Holdings. The Partnership Agreement provides that (i) Krupp GP and Krupp LP (acting together) will contribute to Berkshire Holdings at least 5,416,000 shares of Common Stock and/or OP Units currently owned by the Krupp Affiliates (having a value of $66,349,295, or $12.25 per share of Common Stock or OP Unit) and (ii) each of Blackstone GP and Blackstone LP (acting together) and Whitehall and WHGP (acting together) will contribute up to $125,000,000 in cash (as such amount may be reduced to take into account the number of OP Units that are converted into interests in Berkshire Holdings rather than cash and the amount of debt financing obtained with respect to the transactions described herein).

          The partners of Berkshire Holdings expect to finance the transactions proposed herein with their equity contributions and debt financing. The Commitment Letter has expired in accordance with its terms. However, the partners of Berkshire Holdings have had preliminary discussions with a mortgage broker regarding financing of a substantial portion of the properties of the Company by the Federal Home
     Loan Mortgage Association ("Freddie Mac") and plan to continue to pursue such Freddie Mac financing with a view toward implementing such financing concurrently with the closing of the transactions described herein.

                              Page 19 of  25 Pages

     Krupp GP, acting alone, has the authority to implement Freddie Mac financing which meets the parameters set forth in the Partnership Agreement. In the event that Krupp GP is not able to obtain the Freddie Mac financing within such parameters, Blackstone GP and WHGP, acting together, have the authority to obtain alternative financing, subject to the terms of the Partnership Agreement. Each of Acquisitions and Whitehall has severally agreed, pursuant to a letter agreement, dated April 13, 1999, among Berkshire Holdings, Acquisitions and Whitehall (the "Financing Letter") (attached hereto as Exhibit 9), and, subject to the terms of the Financing Letter, to provide to Berkshire Holdings 50% of an aggregate amount of financing up to $755 million, but in no event more than 75.5% of the Transaction Value (as defined in the Financing Letter).

          Item 3 of the Schedule 13D is further amended by adding the following paragraph at the end thereof:

          The information set forth in response to this Item 3 is qualified in its entirety by reference to the Partnership Agreement, the Financing Letter and the Letter Agreement (as herein defined), which are incorporated herein by reference.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

          On April 13, 1999, Berkshire Holdings and BRI Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of Berkshire Holdings ("Buyer"), entered into an Agreement and Plan of Merger, dated as of April 13, 1999, with the Company (the "Merger Agreement") (attached hereto as Exhibit 10) pursuant to which, on the terms and subject to the conditions set forth therein, among other things, Buyer will be merged with and into the Company (provided that, at the option of Berkshire Holdings, upon the satisfaction of certain conditions, the Company will be merged with and into Berkshire Holdings) and the stockholders of the Company (other than the Company, Berkshire Holdings or its subsidiaries, or stockholders who properly exercise dissenters' rights under Delaware law) will receive in cash $12.25 per share of Common Stock.

          Concurrently with the execution and delivery of the Merger Agreement, Berkshire Holdings and BRI Acquisition Sub, LP, a Delaware limited partnership and a wholly owned subsidiary of Berkshire Holdings, entered into an Agreement and Plan of Merger, dated as of April 13,

                              Page 20 of 25 Pages

     1999, with BRI OP and Berkshire Apartments, Inc., a Delaware corporation (the "OP Merger Agreement") (attached hereto as Exhibit 11), pursuant to which, on the terms and subject to the conditions set forth therein, among other things, BRI Acquisition Sub, LP will be merged with and into BRI
     OP and the holders of outstanding OP Units (other than the Company, Berkshire Holdings or Berkshire Apartments, Inc.) will, at their election, be entitled to receive one of the following forms of consideration in respect of each outstanding OP Unit: (i) one Class A Preferred Unit (as defined in the Partnership Agreement) of Berkshire Holdings, (ii) one Class B Unit (as defined in the Partnership Agreement) of Berkshire Holdings or (iii) $12.25 in cash.

          To secure certain obligations of Berkshire Holdings and Buyer under the Merger Agreement, Berkshire Holdings has entered into an escrow agreement, dated as of April 13, 1999, with the Company, BRI OP, Berkshire Holdings and American Stock Transfer and Trust Company, as escrow agent (the "Escrow Agent") (attached hereto as Exhibit 12), pursuant to which Berkshire Holdings has deposited a letter of credit (the "Letter of Credit") (attached hereto as Exhibit 13) in the amount of $29,500,000 in favor of the Escrow Agent which may, subject to the terms of the Merger Agreement, be drawn upon to pay certain amounts to the Company if the Merger Agreement is terminated in certain circumstances.

          On April 13, 1999, Blackstone GP, WHGP, Krupp GP and certain other parties entered into a letter agreement (the "Letter Agreement") (attached hereto as Exhibit 14) relating to, among other things, the Financing Letter, the Letter of Credit and the Partnership Agreement.

          The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreements, the Escrow Agreement, the Letter of Credit and the Letter Agreement, which are incorporated herein by reference.


Item 5.   Interests in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby supplemented as follows:

          As of the date hereof, no shares of Common Stock were beneficially owned by the Reporting Persons.

          Based on information provided by Whitehall to the Reporting Persons, as of the date hereof, no shares of Common Stock were beneficially owned by WHGP.



                              Page 21 of 25 Pages

          Based on information provided by the Krupp Affiliates to the Reporting Persons, as of the date hereof, no shares of Common Stock were beneficially owned by either Krupp GP or Krupp LP.

          None of the Reporting Persons, and based on information provided by WHGP and the Krupp Affiliates, WHGP, Krupp GP or Krupp LP, has been a party to any transaction in the Common Stock during the sixty-day period ending on the date hereof, except as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by replacing the existing paragraph with the following paragraphs:

          On April 13, 1999, Douglas S. Krupp entered into a voting agreement (the "Voting Agreement") with the Company and BRI OP, pursuant to which, among other things, Douglas S. Krupp has agreed to and to cause persons or entities affiliated with him to (i) vote the Common Stock they own in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby and (ii) vote the OP Units they own in favor of adoption of the OP Merger Agreement and the approval of the transactions contemplated thereby. A copy of the Voting Agreement is attached hereto as Exhibit 15 and is incorporated herein by reference.

          Except as disclosed in this Schedule 13D, the Joint Filing Agreement among the Reporting Parties (attached hereto as Exhibit 16) and the powers of attorney previously filed as exhibits to the Schedule 13D, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:


                              Page 22 of 25 Pages

     Exhibit No.    Exhibit

     8. Agreement of Limited Partnership of Berkshire Realty Holdings, L.P., dated as of April 13, 1999.

     9. Financing Letter, dated April 13, 1999, among Berkshire Holdings, Acquisitions and Whitehall.

     10. Agreement and Plan of Merger, dated as of April 13, 1999, among Berkshire Holdings, Buyer and the Company.

     11. Agreement and Plan of Merger, as of dated April 13, 1999, among Berkshire Holdings, BRI Acquisition Sub, LP, Berkshire Apartments, Inc. and BRI OP.

     12. Escrow Agreement, dated as of April 13, 1999, among the Company, BRI OP, Berkshire Holdings and the Escrow Agent.

     13.            Letter of Credit, dated April 13, 1999.

     14. Letter Agreement, dated as of April 13, 1999, among Blackstone GP, WHGP, Krupp GP and the other parties thereto.

     15. Voting Agreement, dated as of April 13, 1999, among Douglas S. Krupp the Company and BRI OP.

     16.            Joint Filing Agreement among the Reporting Persons.
















                              Page 23 of 25 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          BLACKSTONE REAL ESTATE ACQUISITIONS
                                             III L.L.C.


                                          By:/s/ Thomas J. Saylak
                                                 Name: Thomas J. Saylak
                                                 Title: Vice President


                                          BLACKSTONE REAL ESTATE ADVISORS III
                                             L.P.

                                          By:  BRE ADVISORS III L.L.C.


                                          By:/s/ Thomas J. Saylak
                                                 Name: Thomas J. Saylak
                                                 Title: Vice President


                                          BRE ADVISORS III L.L.C.


                                          By:/s/ Thomas J. Saylak
                                                 Name: Thomas J. Saylak
                                                 Title: Vice President

                              Page 24 of 25 Pages

                                          BRE/BERKSHIRE GP L.L.C.


                                          By:/s/ Thomas J. Saylak
                                                 Name: Thomas J. Saylak
                                                 Title: Vice President


                                          BRE/BERKSHIRE LP L.L.C.


                                          By:/s/ Thomas J. Saylak
                                                 Name: Thomas J. Saylak
                                                 Title: Vice President


                                          /s/ Thomas J. Saylak
                                              PETER G. PETERSON

                                          By: Thomas J. Saylak,
                                              Attorney-in-Fact



                                          /s/ Thomas J. Saylak
                                              STEPHEN A. SCHWARZMAN

                                              By: Thomas J. Saylak,
                                              Attorney-in-Fact



Dated:  April 15, 1999